EXHIBIT 99.1

Himax Reports Fourth Quarter and Full Year 2010 Financial Results

  2010 Earnings per ADS of 19 cents
  Positive on 2011 outlook with strong growth in small/medium and non-driver products
  Expects to commence the planned TDR listing in 2011

TAINAN, Taiwan, Feb. 9, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the fourth quarter and full year ended December 31, 2010.

For the fourth quarter of 2010, Himax reported net revenues of $141.2 million, representing a 21.0% decrease from $178.7 million in the fourth quarter of 2009, and a 2.1% increase from $138.3 million in the third quarter of 2010. Gross margin was 21.5% in the fourth quarter of 2010, up 150 basis points year-over-year and down 140 basis points, sequentially. Operating income in the fourth quarter was $12.9 million, compared to $13.1 million for the same period last year and operating loss of $0.7 million in the previous quarter.

Net income attributable to Himax stockholders for the fourth quarter of 2010 was $11.7 million or $0.066 per diluted ADS, up from $11.0 million or $0.061 per diluted ADS in the fourth quarter of 2009, and up from $0.4 million or $0.003 per diluted ADS in the third quarter of 2010.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the fourth quarter of 2010 was $14.5 million, down from $15.4 million in the same period last year, and up from $7.3 million in the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the fourth quarter of 2010 was $13.0 million or $0.073 per diluted ADS, up from $12.6 million or $0.069 per diluted ADS in the fourth quarter of 2009, and up from $7.0 million or $0.040 per diluted ADS in the third quarter of 2010.

Reconciliation of gross margin, operating margin (loss), net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin (loss), GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "2010 was a year full of both challenges and excitement. While we lost share in large panel drivers, we also gained a lot of ground in small and medium size panels. Also, we picked up strong momentum in 2010 across all of our non-driver businesses, which we have cultivated for a long time. We believe the strong momentum will continue into this year and beyond."

Mr. Wu continued, "Our revenues totaled $642.7 million in 2010, representing a 7.2% decline year-over-year. The decline was caused by the 25.7% year over year reduction of large-panel drivers, which represented 57.0% of 2010 revenue, as compared to 71.3% in 2009. We don't expect further loss of market share for large-sized drivers with our existing major customers for this year. Moreover, we are confident that we will gain share in China where there are aggressive panel capacity expansion plans offering attractive new driver business opportunities in the near term, especially in the large panel segment.

Small- and medium-sized drivers, on the other hand, grew 46.5% year over year, representing 34.8% of our total revenue, as compared to 22.0% a year ago. This strong growth momentum in the small and medium drivers will continue into this year, thanks to the expanding markets for several emerging product segments, especially smart phones and tablet PCs.

Non-driver products grew 13.8% year over year, representing 8.2% of our total sales, as compared to 6.7% a year ago. We achieved numerous milestones for non-driver products in 2010. Firstly 2010 was the year when we commenced mass production for several new product areas, including CMOS image sensors, wafer-level optics, wafer-level camera modules, 2D to 3D conversion solutions and touch controller ICs. These milestones are illustrations of our strong R&D capability and our commitment to a more diversified product portfolio. It has also paved the way for strong long term growth. Moreover, our LCOS pico-projector solutions, power management ICs and WLED drivers all showed significant year-over-year shipment and revenue growth in 2010. We are confident that the strong momentum will continue into 2011 and beyond for every non-driver product segment.

Gross margin in 2010 was 21.0% compared to 20.5% in 2009. Our net income was $33.2 million, or 19 cents per ADS, compared to $39.7 million, or 21 cents per ADS in the previous year. We expect to see contribution from our non-driver products to our gross profit and bottom line this year, on top of their contributions to the top line. Other than a short period of ramping time in the initial stage of mass production, each of our non-driver products exhibits higher gross margin than our driver products. We believe, with further ramp-up in non-driver products, we will be able to improve our gross margin from the current level."

Mr. Wu continued, "Entering into 2011, we are seeing encouraging signs in literally all aspects of our businesses, including large panel driver business where we suffered last year. We are therefore optimistic that our business is bottoming out and we are on track again to see top line and bottom line growth starting this year, following three years of decline. Equally important, looking ahead, we foresee a more balanced business portfolio with the large panel driver business accounting for a smaller percentage of our total sales. We also anticipate small panel drivers and non-drivers, which do not rely on a small number of large customers, to contribute significantly to our total sales.

2011 will be marked as a year of transition for us. Seeing the exciting upside potential, we continue to invest heavily on R&D, which will result in less than satisfactory first quarter profitability, as will be provided by the guidance below. Nevertheless, we believe we will be able to grow both our top and bottom lines each quarter during 2011."

Mr. Wu continued, "Another important task for this year is the listing of our planned Taiwan Depositary Receipts, or TDR. The filing, however, can only be made after the publication of the 2010 full year US GAAP audited financial reports, which is scheduled for the end of April. Prior year audited financial report is one of the essential documents required for official TDR application with the Taiwan Stock Exchange. We expect the issuance of TDR will provide a more convenient platform for our Asia-based investors and would help better reflect our corporate value through increased liquidity. We will provide application updates along the way."

Mr. Wu added, "Moving to our first quarter 2011 guidance, we expect revenues to remain flat or go up slightly, with our non-driver products to account for over 10% of the total sales, the first time in our history. However, we expect gross margin to decline within 1 percentage point. The decline in gross margin is primarily due to certain ramping-up expenses involved in non-driver products in their early stage of mass production. With further shipment ramp-up, we do expect non-driver products to contribute positively to our overall gross margin soon after this quarter. As mentioned earlier, R&D expenses are projected to increase from last quarter. Finally, our GAAP earnings per ADS is expected to be in the range of 1-2 cents."

Investor Conference Call / Webcast Details

The Company's management will review detailed fourth quarter 2010 results on Wednesday, February 9, 2011 at 6:00 PM NYC (7:00 AM, Thursday, February 10, Taiwan time). The conference dial-in numbers are +1-201-689-8471 (international) and +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00 PM Taiwan time on Wednesday, February 16, 2011 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 364670.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2010	2009	2010
Revenues
Revenues from third parties, net	$ 67,125	$ 59,421	$ 71,064
Revenues from related parties, net	74,081	119,255	67,217
	141,206	178,676	138,281

Costs and expenses:
Cost of revenues	110,884	142,889	106,602
Research and development	17,010	16,767	23,267
General and administrative	5,582	3,882	4,948
Sales and marketing	(5,149)	2,047	4,139
Total costs and expenses	128,327	165,585	138,956

Operating income (loss)	12,879	13,091	(675)

Non operating income (loss):
Interest income	141	90	193
Equity in losses of equity method investees	(146)	(48)	(99)
Foreign exchange losses, net	(433)	(108)	(345)
Interest expense	(106)	--	(71)
Other income, net	487	79	173
	(57)	13	(149)
Earnings (loss) before income taxes	12,822	13,104	(824)
Income tax expense (benefit)	2,317	3,016	(149)
Net income (loss)	10,505	10,088	(675)
Net loss attributable to noncontrolling interests	1,148	949	1,122
Net income attributable to Himax stockholders	$ 11,653	$ 11,037	$ 447

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.033	$ 0.030	$ 0.001
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.033	$ 0.030	$ 0.001
Basic earnings per ADS attributable to Himax stockholders	$ 0.066	$ 0.061	$ 0.003
Diluted earnings per ADS attributable to Himax stockholders	$ 0.066	$ 0.061	$ 0.003

Basic Weighted Average Outstanding Ordinary Shares	354,633	362,034	352,589
Diluted Weighted Average Outstanding Ordinary Shares	355,061	362,579	353,767

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended
	December 31,
	2010	2009
Revenues
Revenues from third parties, net	$ 304,068	$ 245,075
Revenues from related parties, net	338,624	447,306
	642,692	692,381

Costs and expenses:
Cost of revenues	507,647	550,556
Research and development	76,426	71,364
General and administrative	18,770	16,346
Sales and marketing	4,491	10,578
Total costs and expenses	607,334	648,844

Operating income	35,358	43,537

Non operating income (loss):
Interest income	607	766
Equity in losses of equity method investees	(410)	(89)
Foreign exchange losses, net	(736)	(510)
Interest expense	(182)	(3)
Other income, net	820	24
	99	188
Earnings before income taxes	35,457	43,725
Income tax expense	6,391	7,915
Net income	29,066	35,810
Net loss attributable to the noncontrolling interests	4,140	3,840
Net income attributable to Himax stockholders	$ 33,206	$ 39,650

Basic earnings per ordinary share attributable to Himax stockholders	$0.094	$0.107
Diluted earnings per ordinary share attributable to Himax stockholders	$0.093	$0.107
Basic earnings per ADS attributable to Himax stockholders	$0.187	$0.215
Diluted earnings per ADS attributable to Himax stockholders	$0.187	$0.214

Basic Weighted Average Outstanding Shares	355,037	369,652
Diluted Weighted Average Outstanding Shares	355,690	370,229

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months Ended December 31,		Three Months Ended September 30,
	2010	2009	2010
Share-based compensation
Cost of revenues	$ 23	$ 22	$ 174
Research and development	779	1,306	5,275
General and administrative	131	228	937
Sales and marketing	137	219	1,040
Income tax benefit	(177)	(233)	(1,108)
Total	$ 893	$ 1,542	$ 6,318

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 259	$ 259	$ 259
Sales and marketing	289	289	289
Income tax benefit	(125)	(546)	(264)
Total	$ 423	$ 2	$ 284

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Twelve Months Ended December 31,
	2010	2009
Share-based compensation
Cost of revenues	$ 240	$ 264
Research and development	8,803	10,936
General and administrative	1,525	1,959
Sales and marketing	1,613	1,902
Income tax benefit	(1,603)	(2,260)
Total	$ 10,578	$ 12,801

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$ 1,035	$ 1,035
Sales and marketing	1,157	1,157
Income tax benefit	(728)	(1,032)
Total	$ 1,464	$ 1,160

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	December 31,	September 30,	December 31,
	2010	2010	2009
Assets
Current assets:
Cash and cash equivalents	$96,842	$80,139	$110,924
Investments in marketable securities available-for-sale	8,632	2,470	10,730
Restricted cash equivalents	58,500	44,000	--
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	80,212	84,803	64,496
Accounts receivable from related parties, less allowance for sales returns and discounts	95,964	97,597	138,172
Inventories	117,988	111,664	67,768
Deferred income taxes	4,348	17,900	17,491
Prepaid expenses and other current assets	15,810	11,749	14,216
Total current assets	$478,296	$450,322	$423,797

Investment securities, including securities measured at fair value	25,626	19,135	11,619
Equity method investments	869	1,231	586
Property, plant and equipment, net	47,561	48,708	51,586
Deferred income taxes	30,227	25,121	24,548
Goodwill	26,846	26,846	26,846
Intangible assets, net	6,674	7,223	8,872
Other assets	1,391	2,460	2,594
	139,194	130,724	126,651
Total assets	$617,490	$581,046	$550,448

Liabilities and Equity
Current liabilities:
Short-term debt	$57,000	$44,000	$ --
Accounts payable	115,922	106,350	88,079
Income taxes payable	6,560	11,681	14,147
Other accrued expenses and other current liabilities	23,605	20,041	18,425
Total current liabilities	$203,087	$182,072	$120,651
Other liabilities	7,427	4,514	5,725
Total liabilities	$210,514	$186,586	$126,376

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 353,842,764 shares, 353,842,764 shares, and 358,012,184 shares issued and outstanding at December 31, 2010, September 30, 2010, and December 31, 2009, respectively	$106,153	$106,153	$107,404
Additional paid-in capital	100,291	99,154	102,924
Accumulated other comprehensive income	1,204	454	4
Unappropriated retained earnings	198,230	186,577	209,121
Himax stockholders' equity	$405,878	$392,338	$419,453
Noncontrolling interests	1,098	2,122	4,619
Total equity	$406,976	$394,460	$424,072
Total liabilities and equity	$617,490	$581,046	$550,448

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2010	2009	2010

Cash flows from operating activities:
Net income (loss)	$ 10,505	$ 10,088	$ (675)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,275	3,617	3,366
Bad debt expenses	--	(575)	--
Share-based compensation expenses	1,071	1,775	1,555
Equity in losses of equity method investees	146	48	99
Loss on disposal of property and equipment	--	2	34
Gain on disposal of marketable securities, net	(197)	(17)	(21)
Valuation gain on investment securities	(258)	--	(62)
Amortization of discount on investment securities	(34)	--	(18)
Deferred income tax expense (benefit)	8,198	2,022	(3,850)
Inventories write downs	4,112	3,774	2,210
Changes in operating assets and liabilities:
Accounts receivable	4,591	12,110	12,696
Accounts receivable from related parties	1,645	10,700	21,178
Inventories	(10,436)	33,746	(34,613)
Prepaid expenses and other current assets	(4,059)	(1,131)	908
Accounts payable	9,572	(62,060)	(27,918)
Income taxes payable	(5,478)	1,068	4,045
Other accrued expenses and other current liabilities	3,673	2,159	829
Other liabilities	3,476	(697)	(34)
Net cash provided by (used in) operating activities	29,802	16,629	(20,271)

Cash flows from investing activities:
Purchase of property and equipment	(1,831)	(2,260)	(1,233)
Proceeds from disposal of property and equipment	--	15	--
Purchase of available-for-sale marketable securities	(15,958)	(13,653)	(9,184)
Disposal of available-for-sale marketable securities	10,399	7,946	6,340
Purchase of non-marketable equity securities	(5,500)	--	(1,000)
Purchase of investment securities	--	--	(684)
Purchase of Equity method investments	(9)	--	--
Pledge of restricted cash equivalents and marketable securities	(13,512)	(2,068)	(44,004)
Decrease in other assets	88	19	7
Net cash used in investing activities	(26,323)	(10,001)	(49,758)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2010	2010	2010
Cash flows from financing activities:
Distribution of cash dividends	$ --	$ --	$ (44,097)
Proceeds from issuance of new shares by subsidiaries	95	805	117
Payments to acquire ordinary shares for retirement	--	(11,043)	(4,210)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	135	76	364
Purchase of subsidiary shares from noncontrolling interests	(60)	(99)	--
Proceeds from borrowing of short-term debt	13,000	--	44,000
Net cash provided by (used in) financing activities	13,170	(10,261)	(3,826)
Effect of foreign currency exchange rate changes on cash and cash equivalents	54	(5)	27
Net increase (decrease) in cash and cash equivalents	16,703	(3,638)	(73,828)
Cash and cash equivalents at beginning of period	80,139	114,562	153,967
Cash and cash equivalents at end of period	$ 96,842	$ 110,924	$ 80,139

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 165	$ --	$ --
Income taxes	$ 41	$ 13	$ 45
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Twelve Months Ended December 31,
	2010	2009

Cash flows from operating activities:

Net income	$ 29,066	$ 35,810
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,626	13,795
Bad debt expenses	--	218
Share-based compensation expenses	6,311	8,553
Equity in losses of equity method investees	410	89
Loss on disposal of property and equipment	34	43
Loss (gain) on sale of marketable securities, net	(296)	87
Valuation gain on investment securities	(320)	--
Amortization of discount on investment securities	(52)	--
Deferred income taxes expense	6,612	1,447
Inventories write downs	10,557	13,622
Changes in operating assets and liabilities:
Accounts receivable	(14,782)	(13,686)
Accounts receivable from related parties	41,306	(33,685)
Inventories	(60,777)	14,401
Prepaid expenses and other current assets	(1,591)	(2,299)
Accounts payable	27,843	34,360
Income tax payable	(7,923)	(880)
Other accrued expenses and other current liabilities	4,767	2,452
Other liabilities	2,840	(697)
Net cash provided by operating activities	57,631	73,630

Cash flows from investing activities:
Purchase of property and equipment	(7,172)	(10,592)
Proceeds from sale of property, plant and equipment	--	25
Purchase of available-for-sales marketable securities	(34,976)	(34,248)
Disposal of available-for-sale marketable securities	33,443	39,263
Purchase of financial assets carried at cost	(7,524)	--
Purchase of equity-method investments	(906)	(663)
Purchase of investment securities	(684)	--
Decrease (increase) in refundable deposits	298	(217)
Pledge of restricted cash equivalents and marketable securities	(57,578)	(1,002)
Increase in other assets	--	(107)
Net cash used in investing activities	(75,099)	(7,541)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S.Dollars)

	Twelve Months Ended December 31,

	2010	2009

Cash flows from financing activities:
Distribution of cash dividends	$ (44,097)	$ (55,496)
Proceeds from issuance of new shares by subsidiaries	353	1,027
Payments to acquire ordinary shares for retirement	(10,755)	(36,596)
Proceeds from disposal of subsidiary shares by Himax Technologies Limited	1,011	529
Purchase of subsidiary shares from noncontrolling interest	(207)	(243)
Proceeds from short-term debt	217,000	80,000
Repayment of short-term debt	(160,000)	(80,000)
Net cash provided by (used in) financing activities	3,305	(90,779)
Effect of exchange rate change on cash and cash equivalents	81	414
Net decrease in cash and cash equivalents	(14,082)	(24,276)
Cash and cash equivalents at beginning of year	110,924	135,200
Cash and cash equivalents at end of year	$ 96,842	$ 110,924

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$ 170	$ 3
Income taxes	$ 8,329	$ 7,652

Himax Technologies, Inc. Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31,		Three Months Ended September 30,
	2010	2009	2010

Revenues	$ 141,206	$ 178,676	$ 138,281

Gross profit	30,322	35,787	31,679
Add: Share-based compensation – Cost of revenues	23	22	174
Gross profit excluding share-based compensation	30,345	35,809	31,853
Gross margin excluding share-based compensation	21.5%	20.0%	23.0%

Operating income (loss)	12,879	13,091	(675)
Add: Share-based compensation	1,070	1,775	7,426
Operating income excluding share-based compensation	13,949	14,866	6,751
Add: Acquisition-related charges –Intangible assets amortization	548	548	548
Operating income excluding share-based compensation and acquisition-related charges	14,497	15,414	7,299
Operating margin excluding share-based compensation and acquisition-related charges	10.3%	8.6%	5.3%
Net income attributable to Himax stockholders	11,653	11,037	447
Add: Share-based compensation, net of tax	893	1,542	6,318
Add: Acquisition-related charges, net of tax	423	2	284
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	12,969	12,581	7,049
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.2%	7.0%	5.1%
*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc. Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Twelve Months Ended December 31,
	2010	2009
Revenues	$642,692	$692,381

Gross profit	135,045	141,825
Add: Share-based compensation – Cost of revenues	240	264
Gross profit excluding share-based compensation	135,285	142,089
Gross margin excluding share-based compensation	21.0%	20.5%

Operating income	35,358	43,537
Add: Share-based compensation	12,181	15,061
Operating income excluding share-based compensation	47,539	58,598
Add: Acquisition-related charges –Intangible assets amortization	2,192	2,192
Operating income excluding share-based compensation and acquisition-related charges	49,731	60,790
Operating margin excluding share-based compensation and acquisition-related charges	7.7%	8.8%
Net income attributable to Himax stockholders	33,206	39,650
Add: Share-based compensation, net of tax	10,578	12,801
Add: Acquisition-related charges, net of tax	1,464	1,160
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	45,248	53,611
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.0%	7.7%
*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per Ordinary Share Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended December 31,	Twelve Months Ended December 31,
	2010	2010
Diluted GAAP EPS attributable to Himax stockholders	$0.033	$0.093
Add: Share-based compensation per diluted share	$0.003	$0.030
Add: Acquisition-related charges per diluted share	$0.001	$0.004

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.037	$0.127

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com

Himax 4th Q and Full Year 2010 results Conference Call Script

Operator Intro:Welcome to Himax Technologies' fourth quarter and full year 2010 financial results conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through 1PM on Wednesday, February 16, 2011 in Taiwan. The replay dial-in number is 1-858-384-5517 with account number 3055 and conference ID number 364670. The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax's fourth quarter and full year 2010 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mrs. Jessica Pan, Acting Chief Financial Officer. After the company's prepared comments, we will have time for any questions today.

If you have not yet received a copy of today's results release, please call The Ruth Group at 1-646-536-7009. Or you can get a copy off Himax's website at www.himax.com.tw.

Before we begin the formal remarks, I'd like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results and the Taiwan listing plan to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders' support on the dual listing plan, changes in either Taiwan or US authorities' policies, Taiwan Stock Exchange and Taiwan authority's acceptance of the Company's Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company's ordinary shares and ADSs and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

Except for the Company's full year of 2009 financials which were provided on the Company's 20-F, filed with the SEC on June 3, 2010, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today's call.

In today's earnings call, in addition to reporting our performance in the fourth quarter, I will also summarize our results for 2010 and highlight key milestones we achieved last year. I will then provide our outlook for the first quarter 2011 and outline our strategic focus areas for 2011. Our Acting CFO, Jessica Pan, will then provide further details on our financial performance.

2010 Q4 Results

To begin, our fourth quarter results were either in line or better than the guidance we provided in the previous earnings call. Our revenue and GAAP earnings per share were better than we had guided, while our gross margin came in line with our forecast.

Our fourth quarter revenues came in at $141.2 million, representing a 21.0% decline year-over-year and a 2.1% growth sequentially.

Revenues from large panel display drivers were $71.1 million, down 44.6% from a year ago and down 1.9% sequentially. Large panel drivers accounted for 50.3% of our total revenues for the fourth quarter compared to 71.8% a year ago and 52.4% in the previous quarter.

Revenues from small and medium-sized applications continued to substantially outpace those from large panels. They were $57.5 million, up 52.3% from the same period last year and up 6.1% sequentially. Small and medium-sized applications accounted for 40.7% of total revenues for the fourth quarter, as compared to 21.1% for the same period last year, and 39.2% in the previous quarter.

Revenues from our non-driver businesses were $12.6 million, down 0.4% from the same period last year and up 8.6% sequentially. Our non-driver products accounted for 9.0% of our total revenues as compared to 7.1% a year ago and 8.4% in the previous quarter.

Our GAAP gross margin for the fourth quarter was 21.5%, as compared to 20.0% a year earlier, and 22.9% in the previous quarter.

For the fourth quarter, GAAP net income was $11.7 million, or 7 cents per ADS, compared to $11.0 million, or 6 cents per ADS, a year ago, and $0.4 million, or 0.3 cents per ADS, in the prior quarter.

Earnings per ADS for the fourth quarter were higher than we had anticipated primarily due to the lower-than-expected R&D expenses.

Impact of FX

As has been our standard practice for years, virtually all of our revenues and costs of goods sold are priced in US dollars. We are therefore naturally hedged in terms of gross margin from foreign exchange fluctuation. Also as a way to obtain a natural hedge for our US dollar based balance sheet, we keep essentially all of our cash in US dollars. However, we do maintain a small portion of cash in NT dollars and other non-US-dollar foreign currencies for local working capital purposes. We may therefore still incur some foreign exchange gains or losses from time to time.

2010 Whole Year Summary

Now let me summarize our 2010 performance. 2010 was a year full of both challenges and excitement. While we lost share in large panel drivers, we also gained a lot of ground in small and medium size panels. Meanwhile, we also picked up strong momentum last year across all of our non-driver businesses, which we have cultivated for a long time. We believe the strong momentum will continue into this year and beyond.

Compared to smaller panels, large-panel drivers have become a market with customer concentration becoming a way of life as the amount of capital required to build a new generation fab represents a very high barrier for entry. We suffered from a significant decline in large panel driver business last year primarily because one of our major large panel customers decided to diversify their driver IC supply base. However, we were able to grow our small and medium-sized driver businesses and significantly expand our market share there. The market for smaller size panels is a lot more fragmented with a much larger number of customers participating in the market space. The fact that we were able to achieve outstanding performance in this area last year was a strong demonstration of our continued competitiveness in the driver IC industry. Meanwhile, our non-driver products remain on an excellent growth track, showing strong momentum and likely to reach a double digit percentage of our total revenue in the near future.

Our revenues totaled $642.7 million in 2010, representing a 7.2% decline year-over-year. The decline was caused by the 25.7% year over year reduction of large-panel drivers, which represented 57.0% of 2010 revenue, as compared to 71.3% in 2009. We don't expect further loss of market share for large-sized drivers with our existing major customers for this year. Moreover, we are confident that we will gain share in China where there are aggressive panel capacity expansion plans offering attractive new driver business opportunities in the near term, especially in the large panel segment.

Small-and medium-sized drivers, on the other hand, grew 46.5% year over year, representing 34.8% of our total revenue, as compared to 22.0% a year ago. This strong growth momentum in the small and medium drivers will continue into this year, thanks to the expanding markets for several emerging product segments, especially smart phones and tablet PCs.

Non-driver products grew 13.8% year over year, representing 8.2% of our total sales, as compared to 6.7% a year ago. We achieved numerous milestones for non-driver products in 2010. Firstly, 2010 was the year when we commenced mass production for several new product areas, including CMOS image sensors, wafer-level optics, wafer-level camera modules, 2D to 3D conversion solutions and touch controller ICs. These milestones are illustrations of our strong R&D capability and our commitment to a more diversified product portfolio. It has also paved the way for strong long term growth. Moreover, our LCOS pico-projector solutions, power management ICs and WLED drivers all showed significant year-over-year shipment and revenue growth in 2010. We are confident that the strong momentum will continue into 2011 and beyond for every non-driver product segment.

Gross margin in 2010 was 21.0% compared to 20.5% in 2009. Our net income was $33.2 million, or 19 cents per ADS, compared to $39.7 million, or 21 cents per ADS in the previous year. We expect to see contribution from our non-driver products to our gross profit and bottom line this year, on top of their contributions to the top line. Other than a short period of ramping time in the initial stage of mass production, each of our non-driver products exhibits higher gross margin than our driver products. We believe, with further ramp-up in non-driver products, we will be able to improve our gross margin from the current level.

2011 Outlook

Entering into 2011, we are seeing encouraging signs in literally all aspects of our businesses, including large panel driver business where we suffered last year. We are therefore optimistic that our business is bottoming out and we are on track again to see top line and bottom line growth starting this year, following three years of decline. Equally important, looking ahead, we foresee a more balanced business portfolio with the large panel driver business accounting for a smaller percentage of our total sales. We also anticipate small panel drivers and non-drivers, which do not rely on a small number of large customers, to contribute significantly to our total sales.

We have just talked about our overall outlook for our driver IC products for the year. Now let me run through each non-driver area briefly. CMOS image sensor is and will continue to be a fast-growing area for us. We currently offer VGA, 1.3 mega pixel, HD, 2 mega pixel and 3 mega pixel products focusing on handset and notebook camera modules. While we are a new comer to the market, our sensors have been highly praised by several customers with leading market positions to have outperformed those offered by the incumbent players in terms of image quality. Consequently we have won numerous design-wins from customers ranging from camera module makers, contract manufacturers to system integrators with world leading brand names. While our current shipments are handicapped by the serious wafer foundry capacity shortage from which the industry is suffering, we remain confident that we will deliver phenomenal volume growth and strong market expansion this year. To what extent our sensor products will grow this year will depend largely on the availability of foundry capacity.

Touch controller is another very exciting area for us where we offer solutions for capacitive and multi-touch resistive touch panels. During the fourth quarter of 2010 we began shipping projected capacitive touch controller ICs to a leading Chinese brand customer for their MID application. Our analog multi-touch resistive touch controllers received Windows 7 certification for medium and large panel applications. We are now working closely with several touch panel makers and a number of world-leading handset and tablet PC brand names who are using our projected capacitive solutions primarily. While we still have a limited shipping record, we are excited about such first tier design-wins as they are a strong endorsement to our technology. We will leverage our leading market share in the small- and medium-panel drivers and solid customer relationships we have built over the years for the long term success in this fast growing segment.

Moreover, 2D to 3D conversion is gradually becoming a popular feature for all kinds of electronic devices with a 3D display. Our innovative world-leading 2D to 3D conversion solutions have been adopted by first-tier TV brands in China and Japan and we are working with additional leading brands in new product development. We are also pioneers in introducing new features such as eye-protection for our next generation products, which have attracted the attention of numerous TV makers.

We recently made two announcements regarding our latest progress in LCOS pico-projectors. The first announcement was the partnership with Faraday for the world's first USB 3.0 pico-projector solution, which offers an unprecedented real-time, seamless and high-quality video streaming projection for customers. The other was with our customer, Compal Communication Inc., which adopted our proprietary color filter type LCOS microdisplay in their newly-launched robot product for toy market. These new applications reflect the dynamics and diversity of the pico-projector solutions. We believe that new applications of LCOS pico-projector will surface with further development and innovation in products.

Furthermore, our analog product line has been contributing stable and above average gross margins. With the increasing penetration of LED panels, our WLED driver segment experienced strong growth in 2010 and we expect the momentum to continue into this year. In addition, we are expecting several major project wins for our integrated power ICs in 2011 which are to be used for large-sized applications.

2011 will be marked as a year of transition for us. Seeing the exciting upside potential, we continue to invest heavily on R&D, which will result in less than satisfactory first quarter profitability, as will be provided by the guidance below. Nevertheless, we believe we will be able to grow both our top and bottom lines each quarter during 2011.

TDR Plan

Another important task for this year is the listing of our planned Taiwan Depositary Receipts, or TDR. The filing, however, can only be made after the publication of the 2010 full year US GAAP audited financial reports, which is scheduled for the end of April. Prior year audited financial report is one of the essential documents required for official TDR application with the Taiwan Stock Exchange. We expect the issuance of TDR will provide a more convenient platform for our Asia-based investors and would help better reflect our corporate value through increased liquidity. We will provide application updates along the way.

Q1 Guidance

Moving to our first quarter 2011 guidance, we expect revenues to remain flat or go up slightly, with our non-driver products to account for over 10% of the total sales, the first time in our history. However, we expect gross margin to decline within 1 percentage point. The decline in gross margin is primarily due to certain ramping-up expenses involved in non-driver products in their early stage of mass production. With further shipment ramp-up, we do expect non-driver products to contribute positively to our overall gross margin soon after this quarter. As mentioned earlier, R&D expenses are projected to increase from last quarter. Finally, our GAAP earnings per ADS is expected to be in the range of 1-2 cents.

Now let me turn over to Jessica Pan, our Acting CFO, for further details on our financials.

Mrs. Jessica Pan

Thank you, Jordan. I will now provide additional details for our fourth quarter and full year 2010 financial results.

For the fourth quarter, our GAAP operating expenses were $17.4 million, down 23.1% from $22.7 million a year ago and down 46.1% from $32.4 million in the previous quarter. The significant sequential reduction in operating expenses was primarily due to the recovery of SVA-NEC bad debt expense and the higher RSU amount expensed in the third quarter. As we mentioned in our last earnings call in November, we recovered $8.6 million in cash in October from the $25.3 million of bad debt we wrote off during the fourth quarter of 2008 for the default of SVA-NEC. This recovery led to lower operating expenses for us in the fourth quarter. Also, our third quarter operating expenses were high because we granted our 2010 RSUs, or Restricted Share Units, at the end of the third quarter. Of the $9 million RSUs, about 65.0% were vested and expensed immediately on September 28, the day of the grant.

GAAP net income for the fourth quarter was $11.7 million, or 7 cents per ADS, up from $11.0 million, or 6 cents per ADS in the same period last year. Excluding the SVA-NEC bad debt recovery and its associated tax benefit at the time of the bad debt expense was charged, our net income for the fourth quarter was $5.4 million, or 3 cents per ADS.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the fourth quarter was 21.5%, as compared to 20.0% a year ago and 23.0% a quarter ago. Non-GAAP operating income for the fourth quarter was $14.5 million, down from $15.4 million in the same period last year and up from $7.3 million in the previous quarter.

Share-based compensation and acquisition-related charges for the fourth quarter were $0.9 million and $0.4 million, respectively, as compared to $1.5 million and $0 million, a year earlier.

Non-GAAP net income in the fourth quarter was $13.0 million, or 7 cents per ADS, up from $12.6 million or 7 cents per ADS for the same period last year, and up from $7 million or 4 cents per ADS in the previous quarter.

Our cash, cash equivalents and marketable securities available for sale were $105.5 million at the end of December, up from $82.6 million a quarter ago.

Inventories at the end of 2010 were $118.0 million, compared to $111.7 million a quarter ago. While we were able to digest old inventories from the previous quarter, we had a slight increase in inventories at the quarter end primarily due to build-up of new stocks resulted from sudden changes in customers' orders. We will work toward bringing down our inventory level at the end of this quarter.

Net cash inflow from operating activities for the fourth quarter was $29.8 million as compared to a net cash outflow of $20.3 million in the previous quarter.

In terms of 2010 full year performance, our GAAP operating expenses were $99.7 million as compared to $98.3 million a year earlier.

GAAP net income in the year of 2010 was $33.2 million, or 19 cents per ADS, compared to $39.7 million, or 21 cents per ADS, in 2009.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the year 2010 was 21.0%, as compared to 20.5% last year. Non-GAAP operating income for the year 2010 was $49.7 million, as compared to $60.8 million in 2009.

Share-based compensation and acquisition-related charges for 2010 were $10.6 million and $1.5 million, respectively, as compared to $12.8 million and $1.2 million in 2009.

Non-GAAP net income was $45.2 million, or 25 cents per ADS, as compared to $53.6 million, or 29 cents per ADS in the previous year.

The first quarter 2011 earnings per ADS guidance that Jordan provided earlier is based on the assumption of having 356 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks. We can now take questions.

Jordan's closing remarks

Thank you everyone for taking the time to join today's call. We look forward to talking with you again at our next earnings call in early May. Thank you.